[Letterhead of Global Knowledge]


                               September 17, 2001

                                                          VIA EDGAR TRANSMISSION
                                                           AND OVERNIGHT COURIER

Securities and Exchange Commission
Mail Stop 4-9
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:    Mr. Rab Nalavala
         Division of Corporation Finance

                Re:     Global Knowledge, Inc.
                        Registration Statement on form S-1 (File No. 333-47568)
                        -------------------------------------------------------

Ladies and Gentlemen:

          Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Global Knowledge, Inc., a Delaware corporation ("Global Knowledge"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-47568 (collectively, the "Registration Statement"). The Registration Statement was originally filed on October 6, 2000, and was amended on December 7, 2000 and December 28, 2000.

          The Registration Statement was filed in connection with the proposed initial public offering of Global Knowledge's Common Stock, $.01 par value ("Common Stock"). Based upon changed circumstances in the securities markets, Global Knowledge has determined at this time not to pursue the initial public offering contemplated by the Registration Statement. Global Knowledge confirms that it has not sold any Common Stock or other securities under the Registration Statement.

          Global Knowledge hereby respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The aggregate filing fee of $57,264 for the Registration Statement was paid to the Commission by electronic wire transfer in two parts: (i) $53,130 at the time of the initial filing; and (ii) $4,134 at the time of the first amendment to the Registration Statement. Pursuant to Rule 155 of the Securities Act, Global Knowledge understands that such fees will be available for use in connection with certain future registration statements.

          Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Global Knowledge, Inc., One Federal Street, Billerica, MA 01821, and to Robert A. Schwed at Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, New York, NY 10111.

          If you have any questions regarding this application, please contact Robert Schwed of Reboul, MacMurray, Hewitt, Maynard & Kristol at (212) 841-0614.

                                             Very truly yours,

                                             GLOBAL KNOWLEDGE, INC.

                                             /s/ STACEY M. CANNON
                                             Stacey M. Cannon
                                             Vice President, General Counsel
                                             and Secretary

cc:  Karen J. Garnett (Commission)
     Deborah Wilson (Commission)
     Donna DiSilvio (Commission)
     Lawrence D. Levin (Katten Muchin Zavis)